Exhibit 99.3

ASX RELEASE | ASX: IPX February 22, 2023

IPERIONX APPOINTS HAROLD SEARS AS ADDITIVE MANUFACTURING SENIOR ADVISOR

IperionX Limited (“IperionX”) (NASDAQ: IPX, ASX: IPX) is pleased to announce the appointment of Harold Sears as Additive Manufacturing Senior Advisor.  IperionX’s lower cost, lower carbon and circular titanium metal powder is a critical input to manufacturing a wide range of specialized titanium components. Mr. Sears’ appointment as Senior Advisor will increase IperionX’s technical capability to rapidly additively manufacture high-quality, low-cost prototype and production titanium components for advanced industries.

Mr. Sears brings over 32 years of experience in rapid manufacturing technologies, including 29 years in additive manufacturing.  This includes  a highly distinguished career at Ford Motor Company (NYSE: F) where he held the role of Technical Leader of Ford’s Additive Manufacturing Technologies, and led a large team of additive manufacturing engineers, specialists, and operators to accelerate the integration of additive manufacturing technologies into Ford’s manufacturing environment. He has a proven capability to develop and implement additive manufacturing processes that leverage state-of-the-art technologies for the production of commercial parts and prototypes. He has significant experience in scaling additive manufacturing technologies for high-volume automotive production parts and to deliver rapid prototypes for new product development and manufacturing tooling try-outs.

Mr. Sears will play a key role in guiding the expansion of IperionX’s additive manufacturing capabilities across a range of production modalities.  A large number of leading companies in the automotive, consumer electronic, bicycle and defense sectors are accelerating the use of additive manufacturing to improve sustainability, reduce long lead times and to rapidly produce large volumes of low cost, complex parts. IperionX currently has two Laser Bed Powder Fusion printers and one Binder Jet printer that are used to rapidly prototype titanium components to optimize final design, and to print production series parts for customers.

Unlike other market providers, IperionX’s patented technologies can produce low-carbon titanium metal from 100% recycled titanium production scrap or out-of-specification recycled titanium powder feedstocks, allowing prototyping to take place at lower cost and with significantly lower environmental impact.

Mr. Sears’ appointment as a Senior Advisor builds upon the recent IperionX and Carver Pump partnership to introduce additively manufactured titanium pump components into the U.S. Navy’s supply chain. When coupled with benefits of additive manufacturing, this leading partnership offers the U.S. Navy an ability to rapidly manufacture complex, operation-critical titanium parts with lower lead times.

Anastasios Arima, co-founder and CEO said: “I am pleased to announce the addition of Harold Sears to the IperionX team as our Additive Manufacturing Senior Advisor. Harold brings a wealth of industry-leading experience and expertise, having spent over 32 years leading additive manufacturing programs at Ford Motor Company, which is particularly notable given that initial development of IperionX’s patented titanium technologies were funded via the U.S. Department of Energy for light-weighting across the U.S. automotive industry, with support from Ford. Harold’s deep knowledge and extensive experience across the additive manufacturing field will be invaluable as we scale our breakthrough sustainable titanium technologies for advanced industries.“

Harold Sears, Additive Manufacturing Senior Advisor said: “I am excited to be working with IperionX to develop market leading in-house additive manufacturing capabilities. Their patented titanium technologies offer a valuable competitive advantage to customers that need to rapidly innovate with additive manufacturing, but at lower cost and lower environmental impact.  I look forward to assisting with building a world-class additive manufacturing division that will offer customers innovative and sustainable titanium components on shorter timeframes.”

This announcement has been authorized for release by the CEO and Managing Director.

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1030 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

About IperionX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX’s breakthrough titanium technologies can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the critical minerals Titan Project, which has the largest JORC resource of titanium, rare earth and zircon rich mineral sands in the U.S.A.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.
Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.